Scottish and Southern Energy plc

82-3099

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA



03022427


JUN 4 2003

2 June 2003

SUPPL

Dear Sirs

I enclose copies of the announcements, which have been filed with the London Stock Exchange from 28 February 2003 to date.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

Alex Cairncross

Alex Cairncross
Company Secretarial Assistant

dlw 6/9


Scottish Hydro-Electric


SOUTHERN
ELECTRIC


SWALEC


Delivering
your electricity

Announcements Enclosed 2 June 2003

28 February 2003	Directors' acquisition - SIP
5 March 2003	Directors' acquisition - Deferred Bonus scheme
7 March 2003	Share Buy Back
10 March 2003	Share Buy Back
11 March 2003	Share Buy Back
12 March 2003	Share Buy Back
13 March 2003	Share Buy Back
17 March 2003	Blocklisting Return
17 March 2003	Blocklisting Return
21 March 2003	Joint Venture
21 March 2003	David Sigsworth's disposal
21 March 2003	Henry Casley's disposal
24 March 2003	Ian Grant's acquisition
26 March 2003	David Sigsworth and Gregor Alexander's PEP
1 April 2003	Directors' acquisition - SIP
1 May 2003	Directors' acquisition - SIP
1 May 2003	Appointment of Directors
6 May 2003	Hydro Electric Scheme
9 May 2003	Directors' disposal - Deferred Bonus scheme
21 May 2003	Admission of securities
22 May 2003	Acquisition - Midlands
22 May 2003	Preliminary Results
23 May 2003	David Sigsworth and Gregor Alexander's PEP
30 May 2003	Directors' acquisition - SIP

View Announcement

7629L

status list 

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Scottish & Southern Energy PLC	Director Shareholding		16:44 30 May 03		

Full Announcement Text

The Company was notified on 30 May 2003 by the Halifax, the provider of the all employee Scottish and Southern Energy plc Share Incentive Plan, that 34,683 ordinary shares in the Company were purchased on 30 May 2003 at a price of £6.445. These shares were allocated to participants of the plan at a price of £6.495.

The purchase was made pursuant to a regular standing order instruction with the Halifax for monthly purchases of shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	24	0.000003%	13,246	0.0015%
Ian Marchant	24	0.000003%	48,008	0.0056%
David Sigsworth		0.000003%	49,566	

	24			0.0058%
Alistair Phillips-Davies	24	0.000003%	8,147	0.0009%
Gregor Alexander	24	0.000003%	6,212	0.0007%

END

status list 

5190L



RNS The company news service from the London Stock Exchange

Last Refreshed A
16:29 Fri, May 23 200
UK Tim

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Scottish & Southern Energy PLC	Director Shareholding		16:12 23 May 03		

Full Announcement Text

Notification of Directors' Interests

Scottish and Southern Energy plc wishes to notify the following changes in directors' interests in the Company's Ordinary 50p Shares (shares) following a notification to the Company on 23 May 2003 by the PEP Manager regarding the reinvestment of the tax credit, on the March dividend, on 22 May 2003, pursuant to a regular standing order instruction.

David Sigsworth Single Company PEP 4 shares at a price of £6.51

General PEP 5 shares at a price of £6.51

Lorna Sigsworth (Spouse) Single Company PEP 2 shares at a price of £6.51

General PEP 5 shares at a price of £6.51

Following this notification, David Sigsworth has an interest in 49,542 shares representing 0.0058% of the issued share capital of the Company.

Gregor Alexander Single Company PEP 2 shares at a price of £6.51.

Following this notification, Gregor Alexander has an interest in 6,188 shares representing 0.0007% of the issued share capital of the Company.

Reinvestment of March 2003 dividend under the Deferred Bonus Plan

The Company has also been notified of the purchase of 4,605 Ordinary Shares of 50p each in the Company at a price of £6.59 per share, pursuant to a regular standing order instruction.

The purchase was carried out on 8 April 2003 by Bedell Cristin Trust Company Limited, trustees of the Scottish and Southern Energy Deferred Bonus Plan ("the Trust"). The purchase related to the reinvestment by the Trustees of the March 2003 dividend.

For Companies Act purposes, the Executive Directors are regarded as having an interest in shares held by the Trust.

END

status list

≡Scottish and Southern Energy plc

FOR IMMEDIATE USE   Ref: NR-3149   22 May 2003

PRELIMINARY RESULTS

for the year to 31 March 2003

FINANCIAL HEADLINES

- **Pre-tax profit before goodwill up 5.5% to £629.8m**
- **Underlying pre-tax profit up 4.2% to £597.1m***
- **Underlying earnings per share up 2.5% to 53.1p***
- **Positive cash flow, before acquisitions and share buy-backs, of £135m**
- **Dividend per share up 8% to 35.0p**
- **Dividend target of at least 4% annual real growth extended to 2005**

OPERATIONAL HEADLINES

- **£19m (7%) additional cost savings achieved, exceeding target**
- **DTI praise for 'Benchmark' network performance**
- **Almost 200GWh of electricity qualified for renewable incentive**
- **300,000 net supply customers gained since January 2002**
- **Expansion plans for gas storage business announced**
- **£1 billion investment programme under way**

(*This preliminary results statement describes underlying profits and earnings, which are stated before goodwill, net finance income from pension assets and the impact of deferred tax).

Dr Bruce Farmer CBE, Chairman of Scottish and Southern Energy (SSE), said: "SSE continues to deliver very sound financial and operational performance. The results for 2002/03 have been achieved in a challenging environment through a strong focus on management of our core businesses. The development of SSE will continue to be based on delivering solid, sustainable performance from these activities, in which there are significant investment opportunities. We can pursue these and the possible acquisition of Midlands Electricity due to our balance sheet strength."

Overview

Scottish and Southern Energy plc (SSE) delivered a very solid financial and operational performance in 2002/03. As a utility company, SSE understands its responsibility to deliver consistent, year-on-year increases in the dividend payable to shareholders, supported by growth in earnings per share, while ensuring excellence in customer service.

There were increases in profit before tax, earnings per share and the dividend in 2002/03. A positive cash flow of £135m was achieved, excluding the acquisition of the gas storage business at Hornsea and the ongoing share buy-back programme. SSE continues to hold a AA-/Aa3 long-term credit rating, which means it is able to take forward its well-developed plans for future growth.

These plans include the £450m programme of investment in renewable energy schemes, which is now well under way. SSE intends to add to this by investing around £85m in a new large-scale hydro scheme. The need to ensure the electricity network in the north of Scotland can accommodate renewable energy schemes is expected to lead to the investment of £200m to redevelop the main transmission lines. SSE also intends to build on the acquisition of the Hornsea gas storage business, bought for £132.7m, by additional investment of around £120m to develop a new gas storage facility at nearby Aldbrough.

Overall, SSE has in place a £1 billion investment programme, focused on its energy and utility businesses and geared to delivering sustained shareholder value in the years ahead. This investment programme would be complemented by the potential acquisition of Midlands Electricity, which has been announced today.

Power Systems

Operating profit in Power Systems rose by 2.4% to £311.4m. In Scotland, a reduction in controllable costs, together with greater income due to the mix of units distributed, led to an increase of 2.4% in operating profit. The network performed better than ever before, with the average number of minutes of lost supply per customer down to 87, compared with the target of 195 minutes set by Ofgem under its Information and Incentives Programme (IIP).

In England, an improvement in both the mix and the number of units distributed made a contribution to operating profit and the metering business also saw an increase in income. As a result, operating profit rose by 2.4%. Controllable costs in England increased slightly, reflecting the costs of handling the severe storm in October 2002. The DTI commended SSE as a 'benchmark

company' for its performance in preparing for and responding to the storm. Excluding its effects, the average number of minutes of lost supply per customer in the Southern Electric area was 82, which compares favourably with Ofgem's IIP target.

Ofgem has committed to developing a framework, including adapting existing price control arrangements, to provide appropriate investment incentives and rewards to enable electricity network companies to meet the demands that will be placed on them by investment in renewable energy generation. Major upgrades of the electricity network in the north and west of the country could lead to a significant increase in network companies' Regulated Asset Base (RAB).

SSE took part in a transmission operators' study that identified various stages of upgrading work required to enable the network to cope with growing volumes of renewable energy. It is undertaking an environmental impact study as the first stage of the likely investment of £200m to rebuild the main transmission line between the Highlands and the central belt of Scotland. Ofgem has confirmed that it will take into consideration companies' expenditure on work being carried out over the next two years to prepare the network for the increase in renewable energy generation.

Over the next decade, further transmission investment on the Scottish mainland of around £250m may be required, in addition to the £200m already earmarked. Additional investment of over £250m may also be needed to provide suitable connections from the three Scottish island groups. The distribution networks may also require investment in support of renewable energy developments.

Such potential investment opportunities, combined with Ofgem's commitment to ensuring that there are incentives for the economic and efficient management of costs in electricity networks, mean SSE is well-placed for the forthcoming transmission and distribution price control reviews.

Generation and Supply

Operating profit in Generation and Supply fell by 3.8% to £292.2m, principally due to the impact of the failure of TXU Europe ("TXU"), which went into administration on 19 November 2002. This resulted in the termination of a 14-year contract between SSE and TXU, originally entered into in 1997. Under it, TXU was contracted to purchase the equivalent of 3.1TWh of electricity per annum from SSE at a level significantly above current market prices. The contract also hedged part of an onerous gas contract.

If the contract with TXU had remained in place, it would have been expected to contribute £43m to

operating profit in the full year to 31 March 2003. The combination of the loss of the contract and accounting related to the TXU administration reduced the contribution to operating profit by £8m to £35m. The failure of TXU also reduced SSE's share of profits in Barking Power Ltd by £3m to around £5m. While this overall profit of around £40m in 2002/03 will not be repeated in future years, it will be partially offset by any recovery from the administration process (see 'Balance Sheet' below).

Results were also affected by a reduction in operating profit from hydro generation of around £10m, due to a significant reduction in output during the year, which was 24% below the ten-year annual average. This was mainly due to exceptionally low winter rainfall.

SSE's generation assets continued to perform well in the New Electricity Trading Arrangements (NETA). These markets matured in the second year of operation, allowing less scope for securing profit in the balancing market. As a result, £13m of total operating profit can be attributed to SSE's effectiveness in the balancing market, compared with £25m in the previous year.

The impact of low wholesale prices in England and Wales was largely offset by the revision of the terms of the Nuclear Energy Agreement (NEA) agreed in July 2002. This means SSE is now able to purchase electricity from British Energy under arrangements much more closely linked to market prices and terms of baseload energy in England and Wales. This had a net beneficial impact of £18m compared with 2001/02.

SSE's £450m investment programme in renewable energy schemes is now well under way. A total of nine hydro-electric power stations, totalling 130MW in capacity, have been refurbished and the output qualifying for Renewable Obligation Certificates (ROCs) was nearly 200,000MWh in 2002/03. This output attracted a premium of over £40/MWh. The programme is continuing, with a further 14 hydro-electric power stations, totalling 190MW in capacity, due to be completed by the end of 2004. Based on average rainfall, the output from SSE's refurbished, ROC-qualifying hydro-electric stations in 2003/04 is expected to be around 1,000GWh.

SSE's first wind farm, at Tangy, became operational at the end of 2002. It performed well in its first four months of operation. Planning applications for 250MW of new wind energy capacity are currently being submitted to the Scottish Executive. SSE has also begun detailed environmental assessments on around 850MW of onshore wind capacity at other sites with significant development potential.

In addition to the existing programme of investment in renewables, a planning application has just been submitted to the Scottish Executive in respect of a new 50MW+ hydro scheme near Loch Ness, the output of which will qualify for ROCs. If approved, it will be the most efficient hydro scheme in the UK in terms of water utilisation. It will require investment of around £85m and is expected to begin generating electricity from 2008. Planning permission has been received for, and work has started on, the development of a 3.5MW hydro scheme at Kingairloch, which will lead to an investment of £5m.

SSE has also established a joint venture with The Weir Group which will invest in the development of renewable power and generation control systems, including new technologies for wave and tidal energy.

The growth in supply customer numbers, which followed the full integration of SSE's supply business IT systems at the end of 2001, has continued. Since then, there has been a net gain of nearly 300,000 customers, including around 250,000 gained in the year to 31 March 2003. SSE has maintained the fastest organic growth of any supply business in the UK. This includes a significant gain in the number of business customers, which now cover nearly 300,000 sites throughout Great Britain, through focusing on multi-site contracts. SSE now has 4.85m energy supply customers, which is more than ever before.

The value inherent in the Southern Electric, SWALEC and Scottish Hydro-Electric brands is illustrated by their success in retaining and attracting a higher than average number of domestic customers in their traditional areas.

A high standard of service is a key differentiator in a highly-competitive market such as energy supply. SSE is the subject of a much lower than average number of complaints to energywatch about direct selling, transfers, accounts and billing. The leading independent survey, by JD Power, confirmed that SSE has the joint highest customer satisfaction among UK energy suppliers. Building on this, the service operations have been re-shaped to take advantage of contacts with energy supply customers to promote a more value-added offering. This includes providing low cost white goods through the retail business, new tariff packages and loyalty rewards such as Air Miles. As a result of this, during 2002/03, the proportion of new accounts gained through customer service operations doubled.

In order to continue to offer attractive value as an energy supplier, SSE is broadening its customer proposition with the launch of a low cost telephone call charge offering. This offer has already been trialled, and will be made available to all customers over the next few months. The key aim is to support the energy supply business, and it should also make a modest contribution to operating profit.

Contracting, Connections, Telecoms, Gas Storage and Other Businesses

Total operating profit from contracting, connections, telecommunications, gas storage and other businesses increased by 16.2% to £81.7m, contributing 11.9% of SSE's operating profit. The following are the main businesses:

- Contracting and Connections delivered operating profit of £44.9m, an increase of 14.5% on the previous year, due to a combination of lower overheads and increased turnover. Sales effort has been concentrated on further developing existing customer relationships and growing key business areas such as street lighting. In Connections, the focus has been on providing a high quality of service to developers while expanding the offering to include gas pipelines.

- Telecoms achieved an operating profit of £12m, a decrease of 24% on the previous year, due primarily to the absence of one-off capacity sales in 2002/03. SSE purchased Neoscorp Ltd for £13.4m in April 2003. Its combination with the existing telecoms business gives SSE a bigger, UK-wide network and a larger customer base. The enlarged telecoms business has the financial strength and a flexible range of services to meet customers' needs as the market develops and grows. It is presently undertaking technical and commercial pilots of powerline carrier technology, which uses electricity networks to deliver broadband communications.

- Gas Storage achieved an operating profit of £5.6m in the six months from its acquisition on 30 September 2002 and, as expected, was earnings enhancing in the first six months of ownership.

There was record demand for the SSE Hornsea gas storage facility during the 2002/03 winter. Its importance should increase further as gas trading arrangements are reformed and the UK becomes increasingly dependent on gas imports. Consequently, SSE has decided to proceed with an additional investment of around £120m to develop a new gas storage facility at the nearby Aldbrough site, for which full planning permission has already been granted. This will give SSE an additional 170 million cubic metres of gas storage, the first part of which is expected to become available in 2006. It will also have a very fast injection capability, meaning customers' stocks of gas

can be cycled rapidly as and when the need arises.

Cost Savings

SSE secured an additional £19m of cost savings in 2002/03, representing a further 7% compared with the previous year. This takes the annualised post-merger cost saving to £164m, compared with an original target of £90m. Since SSE was formed at the end of 1998, total cumulative cost savings of £429m have been achieved. Looking ahead, there remains scope for cost savings to be secured, although the rate is likely to slow compared with previous years.

Group Capital Expenditure

Group investment and capital expenditure, excluding acquisitions, totalled £251.9m during the year to 31 March 2003, compared with £278.1m in the previous year, reflecting partly the completion of the investment programmes in thermal generation and in the telecommunications infrastructure. In addition, capital expenditure in Power Systems was £143.7m, compared with £161.2m in the previous year. Nevertheless, investment in strengthening the electricity networks will continue in line with plans for the five-year price review period. The main increase was in Generation, with the refurbishment work being carried out at nine hydro-electric power stations and the construction of the wind farm at Tangy.

Interest

The net interest charge was £89.1m. The reduction of £17.6m reflects continuing strong cash flow, lower interest rates and reduced interest charges following the repayment in March 2002 of the 10.25% Southern Electric £150m Bond, which was replaced with lower-cost long-term funding.

The average interest rate for the Group was 5.98% in 2002/03, compared with 6.40% in the previous year. Underlying interest cover for the year was 8.1 times, compared with 6.7 times the previous year.

Tax

SSE's effective underlying current tax rate was 23%, compared with 22% in the previous year. As deferred tax liabilities are only a potential exposure, discounting has been applied to reflect the long-term nature of assets and this impacts on both the profit and loss account and the balance sheet.

The headline tax charge is 27.6%, compared with 26.4% in the previous year, and an additional

discounted liability of £28.3m at 31 March 2003 has been recognised on the balance sheet.

Earnings per share

Earnings per share before goodwill, the impact of FRS 19 and net finance income from pensions schemes increased by 2.5% to 53.1p. Earnings per share have grown from 41.1p in 1999, when SSE first reported results, to 53.1p, an increase of 29%. Headline earnings per share increased by 3.3% to 52.0p.

Dividend

The Board has recommended a final dividend of 24.5p, making a full-year dividend of 35p, up from 32.4p last year, an increase of 8%. This is ahead of the target of 4% real growth for 2002/03, and represents the third successive year in which the target has been exceeded. The dividend per share has increased from 25.7p in 1999, when SSE first reported results, to 35p in 2003, an increase of 36% and a compound annual growth rate of 8%.

In line with the established policy, the target dividend increase for 2003/04 is at least 4% above inflation. In view of the continued strength of the business and the Board's confidence in the growth plans, the target of at least 4% real growth in the dividend has been extended to 2004/05.

Cash Flow

During the year to 31 March 2003, SSE achieved a positive cash flow of £135m, before the acquisition of SSE Hornsea for £132.7m and the ongoing programme of share buy-backs. This reflects strong underlying operational cash flow, which benefited during the year from reduced capital expenditure and the continued improvement in the management of energy debt.

Balance Sheet

SSE continues to maintain one of the strongest balance sheets in the global utility sector, holding a AA-/Aa3 long-term credit rating. This gives the Group significant competitive advantage in terms of cost of funding and supporting new developments.

FRS 17 was adopted in full for 2001/02 for the treatment of pension scheme assets, liabilities and costs. At 31 March 2003, the FT-SE Index closed at 3,613. Consequently, a net pensions scheme liability of £281.5m is recognised in the balance sheet. The recent recovery in share values suggests that the liability has reduced by around 25%.

Employer cash contributions to the Southern Electric Scheme resumed in November 2002 and contributions to the Scottish Hydro-Electric Scheme are expected to resume some time this year.

Under the terms of the contract with TXU Trading (see above under 'Generation and Supply'), a claim for over £300m has been lodged with the administrators. SSE is confident that it is well-placed relative to other creditors and believes that more than 50% of this claim will be settled. After reflecting the accounting for the onerous gas provision and the estimated recovery of outstanding debts due by TXU Trading, the Group has a debtor of £48m. Any recovery from the administration will be firstly offset against this debtor, and any balance presented as a credit to the profit and loss account.

Purchase of Own Shares

During the year, 2,990,945 of the Company's 50p ordinary shares were purchased and cancelled, representing 0.3% of the called-up share capital of the Company. The aggregate consideration was £18.1m and the average price was 601p per share.

This is the fourth successive year in which shares have been purchased in this way. Overall 2.9% of the Company's original called-up share capital has been purchased and cancelled. The Board of SSE will continue to return value through the purchase of the Company's own shares when the conditions are right.

Strategy and Outlook

The future development of SSE will continue to be based on its core strengths and, in particular, on the delivery of solid, sustainable performance in the established operations of generation, supply, power systems and other related businesses. There are significant investment opportunities in these established businesses, and SSE's financial strength means it is able to pursue those which are expected to deliver shareholder value.

There also remain opportunities in the UK energy market, which can be integrated into existing operations, can create shareholder value and beat the share buy back benchmark. The possible purchase of Midlands Electricity meets these criteria. There are other smaller opportunities which will continue to be considered. Nevertheless, discipline is the watchword in this area.

Going forward, it is the effective management of the core businesses which will deliver the real and sustained dividend growth to which we are committed in the years ahead.

- ENDS -

For further information please contact:

Scottish and Southern Energy plc

Alan Young – Director of Corporate Communications	+ 44 (0)870 900 0410
Denis Kerby – Investor and Media Relations Manager	+ 44 (0)870 900 0410

Financial Dynamics

Andrew Dowler	+ 44 (0)20 7831 3113
Fiona Meiklejohn	+ 44 (0)20 7831 3113

There will be an analysts presentation starting at 08.30 (British Summer Time) at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB.

Webcast facility: This is available by going to: www.scottish-southern.co.uk

Group Profit and Loss Account
for the year ended 31 March 2003

	Note	**Total 2003 £m**	Total 2002 £m
Turnover			
Group and share of joint ventures		**4,113.6**	4,056.5
Less: share of joint ventures		**48.3**	50.9
Group turnover	3	**4,065.3**	4,005.6
Cost of sales		**(3,089.2)**	(2,989.2)
Gross profit		**976.1**	1,016.4
Distribution costs		**(238.8)**	(225.8)
Administrative costs		**(133.1)**	(188.6)
Operating profit			
Group		**604.2**	602.0
Share of joint ventures		**32.1**	28.8
Share of associates		**35.2**	35.7
Total operating profit	3	**671.5**	666.5
Income from fixed asset investments		**0.9**	1.6
Net interest payable and similar charges	4		
Group		**(60.8)**	(74.2)
Joint ventures		**(12.6)**	(13.2)
Associates		**(15.7)**	(19.3)
Other finance Income	5	**32.7**	24.3
Profit on ordinary activities before taxation		**616.0**	585.7
Taxation	6	**(170.0)**	(154.6)
Profit on ordinary activities after taxation		**446.0**	431.1
Equity minority interests in subsidiary undertaking		**0.2**	0.5
Profit attributable to ordinary shareholders		**446.2**	431.6
Dividends	7	**(300.0)**	(278.5)
Retained profit for the financial year		**146.2**	153.1
Earnings per share (p)	8		
- basic		**52.0**	50.3
- adjusted basic		**53.1**	51.8
- diluted		**51.9**	50.2

Balance Sheets
as at 31 March 2003

	Note	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Fixed Assets					
Intangible assets		**257.3**	211.9	-	-
Tangible assets		**3,757.8**	3,609.2	-	-
Investments in subsidiaries		-	-	**777.9**	832.1
Investments in joint ventures					
Share of gross assets		**199.5**	209.7	-	-
Share of gross liabilities		**(20.4)**	(19.3)	-	-
		179.1	190.4	-	-
Investments in associates		**53.1**	45.9	-	-
Other investments		**0.2**	0.2	-	-
		232.4	236.5	-	-
		4,247.5	4,057.6	**777.9**	832.1
Current Assets					
Stocks		**49.9**	54.6	-	-
Debtors		**601.3**	577.0	**2,812.9**	2,987.1
Investments		**9.0**	23.7	-	-
Cash at bank and in hand		**3.0**	25.0	**1.0**	1.9
		663.2	680.3	**2,813.9**	2,989.0
Creditors: amounts falling due within one year		**1,142.6**	1,153.7	**1,648.7**	1,693.7
Net current (liabilities) / assets		**(479.4)**	(473.4)	**1,165.2**	1,295.3
Total assets less current liabilities		**3,768.1**	3,584.2	**1,943.1**	2,127.4
Creditors: amounts falling due after more than one year		**1,428.4**	1,392.4	**684.4**	684.0
Provisions for liabilities and charges					
Deferred taxation		**462.2**	427.3	-	-
Other provisions	9	**114.2**	122.6	-	-
Net assets excluding pension asset / (liability)		**1,763.3**	1,641.9	**1,258.7**	1,443.4
Pension asset	5	-	79.8	-	79.8
Pension liability	5	**(281.5)**	(15.4)	**(65.2)**	-
Net assets including pension asset / (liability)		**1,481.8**	1,706.3	**1,193.5**	1,523.2
Capital and reserves					
Called up share capital		**429.1**	430.1	**429.1**	430.1
Share premium account		**66.5**	60.9	**66.5**	60.9
Capital redemption reserve		**12.8**	11.3	**12.8**	11.3
Profit and loss account		**973.6**	1,203.8	**685.1**	1,020.9
Total shareholders' funds		**1,482.0**	1,706.1	**1,193.5**	1,523.2
Equity minority interests in subsidiary undertaking		**(0.2)**	0.2	-	-
		1,481.8	1,706.3	**1,193.5**	1,523.2

These Accounts were approved by the Board of Directors on 21 May 2003 and signed on their behalf by:

Gregor Alexander, Finance Director

Dr Bruce Farmer CBE, Chairman

Group Cash Flow Statement
for the year ended 31 March 2003

	Note	2003 £m	2002 £m
Net cash inflow from operating activities	10	**814.4**	816.6
Dividends received from joint ventures and associates		**17.7**	16.1
Returns on investments and servicing of finance		**(47.4)**	(67.7)
Taxation		**(148.1)**	(127.8)
Free cash flow		**636.6**	637.2
Capital expenditure and financial investment		**(216.7)**	(264.8)
Acquisitions and disposals		**(132.7)**	20.0
Equity dividends paid		**(284.9)**	(263.4)
Net cash outflow before management of liquid resources and financing		**2.3**	129.0
Management of liquid resources		**14.7**	7.6
Financing		**(47.8)**	(139.6)
(Decrease) in cash in the year		**(30.8)**	(3.0)

Notes to the Group Cash Flow Statement

Reconciliation of net cash flow to movement in net debt

	2003 £m	2002 £m
(Decrease) in cash in the year	**(30.8)**	(3.0)
Cash inflow from decrease in debt and lease financing	**35.8**	147.0
Cash (inflow) from decrease in liquid resources	**(14.7)**	(7.6)
Movement in net debt in the year	**(9.7)**	136.4
Net debt at 1 April	**(1,207.3)**	(1,343.7)
Net debt at 31 March	**(1,217.0)**	(1,207.3)

Analysis of net debt

	As at 1 April 2002 £m	Decrease in cash £m	(Increase)/ decrease in debt £m	As at 31 March 2003 £m
Cash at bank and in hand	25.0	(22.0)	-	**3.0**
Overdrafts	(0.7)	(8.8)	-	**(9.5)**
Other debt due within one year	(184.6)	-	81.7	**(102.9)**
Net borrowings due within one year	(160.3)	(30.8)	81.7	**(109.4)**
Net borrowings due after more than one year	(1,070.7)	-	(45.9)	**(1,116.6)**
Current asset investments	23.7	-	(14.7)	**9.0**
Net debt	(1,207.3)	(30.8)	21.1	**(1,217.0)**

Group Statement of Total Recognised Gains and Losses
for the year ended 31 March 2003

	2003 £m	2002 £m
Profit for the financial year		
Group	**418.0**	410.3
Share of joint ventures	**14.7**	11.5
Share of associates	**13.5**	9.8
Profit for the financial year	**446.2**	431.6
Actuarial loss recognised in respect of pension fund	**(358.3)**	(110.6)
Total recognised gains and losses	**87.9**	321.0
Prior year adjustment for implementation of FRS19 'Deferred tax'	-	(351.7)
Prior year adjustment for implementation of FRS17 'Retirement Benefits'	-	175.0
Total gains and losses recognised since last annual report	**87.9**	144.3

Group Reconciliation of Movement in Shareholders' Funds
as at 31 March 2003

	2003 £m	2002 £m
Total recognised gains and losses relating to the financial year	**87.9**	321.0
Dividends	**(300.0)**	(278.5)
	(212.1)	42.5
New share capital subscribed	**6.1**	12.6
Premium on issue of shares to Quest	-	1.2
Contribution to Quest	-	(1.3)
Repurchase of ordinary share capital for cancellation	**(18.1)**	(5.1)
Net addition to shareholders' funds	**(224.1)**	49.9
Opening shareholder's funds	**1,706.1**	1,656.2
Closing shareholders' funds	**1,482.0**	1,706.1

Notes on the Financial Statements

1. Financial Statements

The financial information set out in this announcement does not constitute the Group's Statutory Accounts for the years ended 31 March 2003 or 2002 but is derived from those Accounts. Statutory Accounts for 2001/02 have been delivered to the Registrar of Companies, and those for 2002/03 will be delivered following the Company's Annual General Meeting on 24 July 2003. The Auditors have reported on those Accounts and their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. This Preliminary Announcement was approved by the Board on 21 May 2003.

2. Basis of consolidation

The Group Accounts consolidate the Accounts of Scottish and Southern Energy plc and its subsidiary undertakings together with the Group's share of the results and net assets of its joint ventures and associates.

The results of subsidiary undertakings acquired or sold are consolidated from the date of acquisition, using the acquisition method of accounting. The results of joint ventures and associates are included using the equity method of accounting.

3. Segmental analysis

All turnover and profit before taxation arise from operations within Great Britain and Ireland and relate to continuing operations.

The Group's principal business is the generation, distribution and supply of electricity and sale of gas in Great Britain and Ireland and the transmission of electricity in the north of Scotland. Analysis of turnover and operating profit by activity is provided below:

Turnover

	Total turnover 2003 £m	2002 £m	**Internal turnover 2003 £m**	2002 £m	**External turnover 2003 £m**	2002 £m
Power Systems						
Scotland	**247.3**	243.2	**183.2**	186.4	**64.1**	56.8
England	**375.3**	363.8	**188.2**	190.5	**187.1**	173.3
	622.6	607.0	**371.4**	376.9	**251.2**	230.1
Generation and Supply	**3,481.9**	3,430.4	**11.4**	3.5	**3,470.5**	3,426.9
Other Businesses	**534.1**	566.6	**190.5**	218.0	**343.6**	348.6
	4,638.6	4,604.0	**573.3**	598.4	**4,065.3**	4,005.6

Notes on the Financial Statements

Operating Profit

	2003	2002
	£m	£m
Power Systems		
Scotland	**119.8**	117.0
England	**191.6**	187.1
	311.4	304.1
Generation and Supply	**280.7**	292.1
Other Businesses	**79.4**	70.3
	671.5	666.5

The total operating profits relating to joint ventures of £32.1m (2002 - £28.8m) and associates of £35.2m (2002 - £35.7m) are included in Generation and Supply.

Income and costs have been allocated specifically to the activity to which they relate wherever possible. Certain costs have been apportioned or recharged between businesses.

4. Net interest payable

	Group		**Joint Ventures**		**Associates**	
	2003	2002	**2003**	2002	**2003**	2002
	£m	£m	**£m**	£m	**£m**	£m
Interest receivable:						
Interest from short-term deposits	**1.9**	2.1	-	-	-	-
Other interest receivable	**18.4**	15.2	**0.4**	0.7	**1.7**	2.0
	20.3	17.3	**0.4**	0.7	**1.7**	2.0
Interest payable and similar charges:						
Bank loans and overdrafts	**22.3**	31.3	-	-	**16.0**	19.9
Other loans	**47.4**	51.5	**13.0**	13.9	**1.4**	1.4
Other financing charges	**6.4**	2.0	-	-	-	-
Amortisation of discount	**6.4**	6.9	-	-	-	-
	82.5	91.7	**13.0**	13.9	**17.4**	21.3
Interest capitalised	**(1.4)**	(0.2)	-	-	-	-
	81.1	91.5	**13.0**	13.9	**17.4**	21.3
Net interest payable	**60.8**	74.2	**12.6**	13.2	**15.7**	19.3

Notes on the Financial Statements

5. Pensions

	Value at 31 March 2003 £m	Value at 31 March 2002 £m
Total market value of schemes' assets	**1,271.1**	1,683.0
Present value of schemes' liabilities	**(1,673.3)**	(1,591.0)
(Deficit)/surplus in the scheme	**(402.2)**	92.0
Deferred tax thereon	**120.7**	(27.6)
Net pension (liability)/asset	**(281.5)**	64.4

Movements in surplus during the year	2003 £m	2002 £m
Total gross surplus at beginning of the year	**92.0**	250.0
Movement in year:		
Current service costs	**(19.3)**	(19.0)
Curtailment costs charged to reorganisation provision	**(1.0)**	(5.3)
Other finance income	**32.7**	24.3
	12.4	-
Actual return less expected return on pension scheme assets	**(464.7)**	(132.0)
Experience gain arising on pension scheme liabilities	**3.0**	7.0
Adjustment to irrecoverable surplus	-	66.0
Changes in financial assumptions underlying pension scheme liabilities	**(44.9)**	(99.0)
Variance between pension fund actuarial assumptions and actual experience	**(506.6)**	(158.0)
Total gross (deficit)/surplus in scheme at end of the year	**(402.2)**	92.0

6. Taxation

Analysis of charge in the year

	2003 £m	2002 £m
Current tax:		
UK Corporation tax on profits of the year	**148.6**	143.4
Adjustments in respect of previous years	**(17.7)**	(24.8)
Joint ventures	**4.8**	4.1
Associates	**6.0**	6.3
Total current tax	**141.7**	129.0
Deferred tax:		
Origination and reversal of timing differences	**26.8**	28.1
Increase in discount	**(2.6)**	(2.5)
Adjustments in respect of prior year	**4.1**	-
Total deferred tax	**28.3**	25.6
Tax on profit on ordinary activities	**170.0**	154.6

Notes on the Financial Statements

7. Dividends

	2003 £m	2002 £m
Dividends on ordinary shares:		
Interim of 10.5p (2002-9.7p)	**90.1**	83.7
Proposed final of 24.5p (2002-22.7p) *	**209.9**	194.8
	300.0	278.5

* Payable on 26 September 2003 to shareholders on the register at close of business on 5 September 2003.

8. Earnings per share

	2003 Earnings £m	2002 Earnings £m	**2003 Earnings per Share pence**	2002 Earnings Per Share pence
Basic	**446.2**	431.6	**52.0**	50.3
Adjusted - amortisation of goodwill	**13.8**	11.5	**1.6**	1.3
- deferred tax	**28.3**	25.6	**3.3**	3.0
- finance income	**(32.7)**	(24.3)	**(3.8)**	(2.8)
Adjusted basic	**455.6**	444.4	**53.1**	51.8
Diluted	**446.2**	431.6	**51.9**	50.2

The weighted average number of shares used in each calculation is as follows:

	2003 Number of shares (millions)	2002 Number of shares (millions)
For basic and adjusted earnings per share	**858.4**	857.4
Effect of exercise of share options	**1.6**	2.2
For diluted earnings per share	**860.0**	859.6

Notes on the Financial Statements

9. Group Provisions for liabilities and charges

	Restructure £m	Onerous Energy Contracts £m	Other £m	Total £m
At 1 April 2002	27.9	80.0	14.7	122.6
Profit and loss account	-	10.0	1.9	11.9
Acquired during the year	-	-	3.0	3.0
Utilised during the year	(12.2)	(10.1)	(1.0)	(23.3)
At 31 March 2003	**15.7**	**79.9**	**18.6**	**114.2**

The restructure provision is in relation to expected costs associated with the continuing rationalisation of the business. The costs mainly comprise employee related costs, principally redundancy and early retirement costs. The majority of the expenditure is expected to be incurred in the next two years.

The onerous energy contracts provision relates to the present value of out of money purchase contracts and will be utilised over a maximum period to 2011 when the contracts terminate. Other provisions include insurance/warranty claims and the costs of various committed expenditures relating to hydro civil assets. These are expected to be incurred over the next two years.

10. Reconciliation of operating profit to operating cash flows

	2003 £m	2002 £m
Operating profit	**604.2**	602.0
FRS 17 pension charge	**15.6**	19.0
Depreciation	**181.9**	186.3
Amortisation of goodwill	**13.8**	11.5
Customer contributions and capital grants released	**(15.9)**	(15.9)
(Profit) on disposal of tangible fixed assets	**(2.7)**	(1.6)
Increase in working capital and provisions	**17.5**	15.3
Net cash inflow from operating activities	**814.4**	816.6



Full Text Announcement



Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Proposed purchase
Released	07:02 22 May 2003
Number	4186L

FOR IMMEDIATE USE Ref: NR-3155 22 May 2003

SCOTTISH AND SOUTHERN ENERGY AND MIDLANDS ELECTRICITY

Scottish and Southern Energy plc ("SSE") has agreed terms with Aquila, Inc. ("Aquila") and FirstEnergy Corp. ("FirstEnergy") for the purchase of Aquila Sterling Ltd ("ASL"), which owns Midlands Electricity plc and other businesses. The acquisition is subject to holders of the three outstanding Avon Energy Partners Holdings ("AEPH") bonds agreeing to accept a cash payment from ASL in consideration for the bonds, which would be the equivalent of 86 pence in the pound / cents in the dollar.

On this basis, the enterprise value of the acquisition would be £1,112m, made up of the following (based on net debt as at 31 March 2003):

- £567m for the AEPH bonds
- £502m assumed debt obligations
- £43m cash consideration for equity

If the bondholders do not accept the offer of the cash payment, SSE will not proceed with the acquisition. It is hoped that the transaction will be completed by the end of August. The acquisition would be financed by new and existing debt facilities.

Electricity Networks
Midlands Electricity (which trades as Aquila Networks) is the fourth largest electricity Distribution Network Operator (DNO) of the 12 in England and Wales. It has 60,000km of overhead lines and underground cables delivering power to 2.4 million industrial, commercial and domestic customers

in Birmingham and the heart of England.

Its acquisition would make SSE the largest electricity network owner and operator in the UK, responsible for over 180,000km of overhead lines and underground cables and for delivering power to 5.7m customers in the north of Scotland, Birmingham, the heart of England, and central southern England.

As at 31 March 2003 the Regulated Asset Base of Aquila Networks was valued at around £980m. Its turnover in the year to 31 December 2002 was £310m and it achieved a profit before tax of £115m.

Regulation

Ofgem's policy on the merger of electricity distribution companies provides for a one-off charge of £32m payable to customers over five years from the date of the completion of the merger and spread equally across all the distribution companies in the merged group. This has been incorporated into SSE's valuation of Midlands Electricity. Completion of the acquisition is not conditional on regulatory approval.

Synergy benefits: Networks

The combination of Midlands Electricity with SSE's existing transmission and distribution businesses (Southern Electric and Scottish Hydro-Electric) would create an enlarged networks business which would be able to achieve efficiencies based on sharing best practice within each of the businesses and further exploiting their enhanced purchasing power.

These efficiencies would result from the elimination of duplicated information technology and customer service costs, the combination of common support services and the rationalisation of other key functions. Annual savings of around £30m would be expected to be secured by the end of 2005/06. In addition, interest costs would be lower following the redemption of the bonds.

At the same time, customers of Midlands Electricity would be able to benefit from SSE's acknowledged expertise in the management of electricity networks. The Department of Trade and Industry commended SSE as a 'benchmark company' for its preparation for, and response to, the severe storm in the south of England in October 2002. SSE would aim to improve the quality and reliability of electricity supply in the Midlands Electricity area.

Other businesses

As part of the terms of the purchase, SSE would also acquire:

- MEB (Contracting) Ltd, which provides electrical, mechanical and public lighting services to local authorities, Midlands-based commercial and industrial customers and to Aquila Networks. It would be combined with SSE's existing contracting business to create an enlarged Contracting Group with a turnover in excess of £300m.
- Metering Services Ltd ("MSL"), which provides data collection services to electricity, gas and water suppliers and meter operation services to the electricity industry. In total, MSL provides data collection and meter operations to around five million and 2.4 million customers respectively, across the UK.

- A connections business which last year undertook around 12,000 different jobs and which would be combined with SSE's existing and successful connections business.
- Telecoms assets which would complement SSE's existing telecoms business and the recently-acquired Neos.
- Surplus property with an estimated value of around £10m.

On the completion of integration with SSE's existing businesses, these other businesses would be expected to contribute more than £10m per annum to profit before tax.

Midlands Power International

Midlands Power International ("MPI") manages Midlands Electricity's investments in independent power projects. SSE has entered into an agreement with International Power plc ("IPR") under which, subject to certain conditions, it would sell MPI's equity interests in overseas plant to IPR for £21m. SSE would retain MPI's 26.7% stake in Teesside Power Ltd.

Pensions and other financial information

SSE would assume responsibility for the assets, liabilities and costs of the Midlands Electricity Pension Scheme. As at 31 December 2002, the date of the last valuation assessment, the scheme has a liability of around £100m (£70m after tax). The impact of this liability would be mitigated by an increase in equity values, any potential recovery under the forthcoming distribution price control review and the discounted value of any payments should they be necessary.

Group profit before tax and exceptional items in the year to December 2002 was £75.1m and group net assets at that date were £39.9m. There was an exceptional charge of £250.9m.

Impact on earnings

The acquisition would be expected to be earnings enhancing, before exceptional items, from 2003/04 onwards.

Ian Marchant, Chief Executive of SSE, said:

"I am pleased that, after many months of discussion and careful due diligence, we have reached this agreement with Aquila and FirstEnergy. Completion of the offer to bondholders is necessary for the acquisition to proceed. I believe that this is a fair offer and one that I hope bondholders will accept.

"We have consistently set three criteria for acquisitions. They must be capable of successful integration with existing businesses, they must create shareholder value and they must be capable of beating the share buy-back benchmark. On the terms set out, this acquisition meets each of these criteria."

Mr Marchant added: "Over four years we have carefully and patiently developed SSE and the addition of Midlands Electricity would be another positive step forward."

- ENDS -

A limited section of this news release has been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 by UBS Ltd.

For further information please contact:

Scottish and Southern Energy plc

Alan Young – Director of Corporate Communications	+44 (0)870 900 0410
Denis Kerby –Investor and Media Relations Manager	+44 (0)870 900 0410

Financial Dynamics

Andrew Dowler	+44 (0)20 7831 3113
Fiona Meiklejohn	+44 (0)20 7831 3113

UBS Warburg (Bondholder enquiries only)

Frank Kennedy	+44 (0)20 7567 4458
Rob Ritchie	+44 (0)20 7567 3348

There will be an analysts presentation starting at 08.30 (British Summer Time) at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London, WC2A 1PB.

Webcast facility: This is available by going to www.scottish-southern.co.uk

END

Company website


Close

View Announcement

3710L
21/5/03

status list 

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Scottish & Southern Energy PLC	Additional Listing		10:57 21 May 03		

Full Announcement Text

Application for Admission of Securities to trading

The Company has applied to the UK Listing Authority for Admission of Securities to the Official List and to the London Stock Exchange for Admission of Securities to trading of 750,000 ordinary shares of 50p each in the Company. The issue is with respect to a block listing of shares, which will be allocated to employees as and when required on the exercise of their SAYE Sharesave and Executive share options.

END

status list 

Full Text Announcement



Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	16:53 9 May 2003
Number	9387K

Scottish and Southern Energy plc

9387K
9/5/03.

Notification of Directors' Interests

On 8 May 2003 the Company was notified by Bedell Cristin Trustees Limited, the Trustees of the Scottish and Southern Energy Deferred Bonus Plan ("the Plan") of changes in directors' interests in the Company's ordinary shares ("the Shares"). The Trustees have advised that there was an error in their original notification, resulting in the incorrect number of shares being disclosed as sold on 28 February 2003 by the undernoted Directors to cover the tax liability arising from the transaction on that date.

The corrected notification results in the following additional shares being disclosed as sold.

Executive director	Additional shares sold	Total holding following this notification	Total holding as a percentage of shares in issue
Ian Marchant	493	47,984	0.0056%
Alistair Phillips-Davies	195	8,123	0.0009%
Gregor Alexander	50	6,186	0.0007%

As a result of these transactions the number of shares held by the Trust is 298,068 representing 0.035% of the Company's issued share capital.

In addition, the executive directors are deemed for Companies Act purposes to be interested in all the Shares held by the Trust.

END

Company Scottish & Southern Energy PLC
TIDM SSE
Headline Hydro-Electric Scheme
Released 18:22 6 May 2003
Number 7710K



Scottish and Southern Energy plc

7710C
6/5/03

PLAN FOR SCOTLAND'S FIRST LARGE-SCALE HYDRO ELECTRIC STATION FOR 40 YEARS

Perth-based Scottish and Southern Energy (SSE) has submitted to the Scottish Executive applications under Section 36 and Schedule 5 of the Electricity Act for permission to develop and construct Scotland 's first large-scale hydro-electric scheme for 40 years.

The proposed scheme is at Glendoe in the western end of the Monadhliath mountains, to the east of Fort Augustus in Inverness-shire. The power station itself, which is likely to be built under ground, will be located close to the south east corner of Loch Ness.

Its installed capacity has yet to be determined, but it will be between 50MW (megawatts) and 100MW, making it possibly the third and at least the sixth largest of SSE 's 54 hydro-electric stations.

Whatever the final installed capacity, the power station will produce around 150 million units of green electricity in a year of average rainfall – enough for almost 40,000 homes.

The scheme would involve collecting water from around 75 square kilometres - either directly or via 17 km of underground aqueducts – in a new reservoir over 600 metres above Loch Ness. The drop from the reservoir to the turbine at the side of the loch – the 'head'- is, at over 600 metres, the biggest of any hydro station in the UK. The efficiency of a hydro station increases with the size of the head, making Glendoe the most efficient hydro scheme in the country.

The new reservoir would be situated at the head of Glen Tarff and would be impounded by a dam approximately 1,000 metres long, making it the longest dam in SSE's portfolio. The dam will be shaped to suit the topography and geology of the area and will be 35m at its highest point.

As part of the pre-planning process, the scheme has been subject to a detailed environmental assessment. The scope of which was developed in consultation with Scottish Natural Heritage and with the Scottish Environment Protection Agency.

The scheme is expected to cost around £85m. Construction will start as soon as Section 36 and Schedule 5 consents are received, and the construction itself is likely to take around three years, followed by one year to fully commission the power station. On this basis, the new scheme is likely to be generating electricity from 2008. Up to 400 jobs are expected to be created during the construction phase.

Ian Marchant, Chief Executive of SSE, said: "This year marks the 60 th anniversary of the founding of the North of Scotland Hydro-Electric Board, and so it is fitting that, as the Board 's successor company, we should be seeking permission to build Scotland's first large-scale hydro-electric scheme for 40 years.

"SSE has a long tradition of investment in and management of renewable energy schemes in the north of Scotland, and we are approaching this development in a responsible and sensitive way, in keeping with the traditions of our predecessors."

-ENDS-

Full Text Announcement



Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Directorate Change
Released	13:42 1 May 2003
Number	6303K

Scottish and Southern Energy plc

6303K
1/5/03

SCOTTISH AND SOUTHERN ENERGY APPOINTS

NEW NON-EXECUTIVE DIRECTORS

Scottish and Southern Energy plc ("the Company") has appointed Sir Robert Smith and René Médori as Non-Executive Directors with effect from 26 June 2003, and has appointed Susan Rice as a Non-Executive Director with effect from 24 July 2003.

Sir Robert Smith currently has a number of roles, including Chairman of The Weir Group plc. He is also a Governor of the BBC.

René Médori is Group Finance Director of The BOC Group plc, provider of a wide range of industrial products and services to manufacturing and other industries.

Susan Rice is Chief Executive of Lloyds TSB Scotland plc, an independently-managed clearing bank, which offers a full range of retail and wholesale services.

Nick Timpson, who has served as a Non-Executive Director of the Company and, before that, of Southern Electric, since 1990, will step down on 26 June 2003.

Dr. Bruce Farmer CBE, Chairman, said:

"I am very pleased that we have been able to attract people of such a high calibre to our Board. Robert, René and Susan will bring to Scottish and Southern Energy broad and diverse experience and a complementary range of skills which will be of immense value in the future.

I would also like to place on record the Board's, appreciation of the invaluable service and wise counsel that Nick Timpson has given to the Board, and to wish him well in the future."

ENDS

END

Company website



Full Text Announcement



Scottish and Southern Energy plc

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	17:16 1 May 2003
Number	6523K

6253K
1/5/03

The Company was notified on 30 April 2003 by the Halifax, the provider of the all employee Scottish and Southern Energy plc Share Incentive Plan, that 35,152 ordinary shares in the Company were purchased on 30 March 2003. These shares were purchased and allocated to participants of the plan at a price of £ 6.435. The purchase was made pursuant to a regular standing order instruction with the Halifax for monthly purchases of shares. The purchase of shares relates to an employees' share scheme extended to all or most employees of participating Group companies and as such is not subject to the provisions of the Model Code of the Listing Rules.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	25	0.000003%	13,222	0.0015%
Ian Marchant	25	0.000003%	48,477	0.0056%
David Sigsworth	25	0.000003%	49,526	0.0058%
Alistair Phillips-Davies	24	0.000003%	8,318	0.0010%
Gregor Alexander	25	0.000003%	6,236	0.0007%

The Company was also notified by Bedell Cristin Trust Company Limited, Trustees of the Scottish and Southern Energy Deferred Bonus Plan ("the Trust") of the purchase of 4,605 ordinary shares in the Company at a price of £6.59 per share. This purchase was also pursuant to a regular standing order instruction. The purchase was carried out on 8 April 2003 and related to the reinvestment by the Trustees of the March 2003 dividend. For Companies Act purposes, the Executive Directors are regarded as having an interest in shares held by the Trust.

END

114/03

4884J

The Company was notified on 31 March 2003 by the Halifax, the provider of the all employee Scottish and Southern Energy plc Share Incentive Plan, that 39,361 ordinary shares in the Company were purchased on 31 March 2003 at a price of £6.45. These shares were allocated to participants of the plan at a price of £6.52.

The purchase was made pursuant to a regular standing order instruction with the Halifax for monthly purchases of shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	27	0.000003%	13,197	0.0015%
Ian Marchant	27	0.000003%	48,452	0.0056%
David Sigsworth	27	0.000003%	49,501	0.0058%
Alistair Phillips-Davies	27	0.000003%	8,294	0.0010%
Gregor Alexander	27	0.000003%	6,211	0.0007%

The purchase of shares relates to an employees' share scheme extended to all or most employees of participating Group companies and as such is not subject to the provisions of the Model Code of the Listing Rules.

01/04/03

A Gray

26/3/03
2338J

Notification of Directors' Interests

Scottish and Southern Energy plc wishes to notify the following changes in directors' interests in the Company's Ordinary 50p Shares (shares) following an announcement to the Company on 25 March 2003 by the PEP Manager regarding the reinvestment of dividend on 24 March 2003, pursuant to a regular standing order instruction.

David Sigsworth	Single Company PEP	33 shares at a price of £6.345
	General PEP	20 shares at a price of £6.345
Lorna Sigsworth (Spouse)	Single Company PEP	39 shares at a price of £6.345
	General PEP	39 shares at a price of £6.345

Following this notification, David Sigsworth has an interest in 49,474 shares representing 0.0060% of the issued share capital of the Company.

Gregor Alexander Single Company PEP 9 shares at a price of £6.345.

Following this notification, Gregor Alexander has an interest in 6,184 shares representing 0.0007% of the issued share capital of the Company.

1237J
24/3/03


London
STOCK EXCHANGE
RNS The company news service from the London Stock Exchange
Help | London Stock Exchange Home

Last Refreshed At
15:36 Mon, Mar 24 2003
UK Time

View Announcement

status list 

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Scottish & Southern Energy PLC	Director Shareholding		15:34 24 Mar 03		

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

Ian Grant

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ian Grant

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of 2,000 ordinary 50p shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.0002%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.3497

13. Date of transaction

24 March 2003

14. Date company informed

24 March 2003

15. Total holding following this notification

5,000

16. Total percentage holding of issued class following this notification

0.0006%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Vincent Donnelly 01738 455150

25. Name and signature of authorised company official responsible for making this notification

Vincent Donnelly, Company Secretary

Date of Notification

24 March 2003

END

---

status list 

Full Text Announcement



Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	10:43 21 Mar 2003
Number	0392J

Scottish and Southern Energy plc

RNS Number:0392J
Scottish & Southern Energy PLC
21 March 2003

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

SCOTTISH AND SOUTHERN ENERGY PLC

2) NAME OF DIRECTOR

HENRY CASLEY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

HENRY AND SHEILA CASLEY

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

HENRY CASLEY

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

HENRY AND SHEILA CASLEY

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SHARE SALE

7) Number of shares/amount of stock acquired

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

15,000

10) (0.002%)
of issued Class

11) Class of security

ORDINARY SHARES OF 50 PENCE

12) Price per share

633 PENCE

13) Date of transaction

20 MARCH 2003

14) Date company informed

20 MARCH 2003

15) Total holding following this notification

106,852

16) Total percentage holding of issued class following this notification

0.012%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

0771 J
2/13/03



View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Scottish & Southern Energy PLC	Director Shareholding		16:34 21 Mar 03		

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

David Sigsworth

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Sigsworth

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of 2,500 ordinary 50p shares to utilise his capital gains tax exemption.

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

2,500

10. Percentage of issued class

0.0003%

11. Class of security

Ordinary 50p shares

12. Price per share

£6.3765

13. Date of transaction

21 March 2003

14. Date company informed

21 March 2003

15. Total holding following this notification

49,343

16. Total percentage holding of issued class following this notification

0.0058%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

21 March 2003

END

---

status list 



Company Scottish & Southern Energy PLC
TIDM SSE
Headline Joint Venture
Released 12:55 21 Mar 2003
Number 0545J

Scottish and Southern Energy plc

21/3/03
0545J

FOR IMMEDIATE USE Ref: NR -3085 21 March 2003

SCOTTISH AND SOUTHERN ENERGY AND THE WEIR GROUP

TO FORM RENEWABLES JOINT VENTURE

Perth-based Scottish and Southern Energy (SSE) and the Services Division of Glasgow -based Weir Group PLC have agreed to form a joint venture which will invest in the development of renewable power generation and control systems.

The purpose of the joint venture is to stimulate new technologies for wave and tidal energy and other related technologies, through the provision of a dedicated fund. Its launch follows the publication of the Government's Energy White Paper, which said that key to realising the full potential of renewables over time is the generation of innovative ideas which will bring on new technologies as well as improving existing ones.

Projects may range from research studies to the development of operational trials for new equipment. The joint venture will invest in new technologies and will provide funding for, and investment in, prototype and other renewable projects, and may become involved in the manufacture and maintenance of renewable systems.

SSE will be looking for projects which would lead to the generation of electricity which would qualify for Renewable Obligation Certificates (ROCs) under the Government's programme for developing renewable energy sources.

Weir Group will be looking for the opportunity to increase its customer offering in terms of new products and services. Each company is committing an equal amount of money, time and resource to the joint venture which, in the first instance, will run for three years. The companies have an established working relationship through SSE's programme of refurbishment of its hydro-electric power stations, for which Weir Group has provided a range of services.

Ian Marchant, Chief Executive of SSE, said: "It is widely accepted that innovation, research and development are crucial if the UK's renewable energy ambitions are to be achieved. This partnership with The Weir Group positions SSE very well to play a full part in realising the potential of renewables and to benefit from the commercial opportunities that will follow."

Mark Selway, Chief Executive of The Weir Group, said: "The emerging renewable energy market provides Weir Group with many opportunities. Our specialisation is the creation of engineering solutions and we have the intellectual capability to make a significant contribution towards the targets set by Governments worldwide in reducing greenhouse gases.

"Our continued involvement with SSE provides a strong foundation for the future of renewable projects as their expertise in power services, and Weir's in engineering technology, provides the perfect partnership for such an exceptional opportunity."

Notes to Editors:

Scottish and Southern Energy is involved in the generation, transmission, distribution and supply of electricity. It is the largest generator of electricity from renewable sources in the UK, owning and operating around half of the total renewable generation capacity. In April 2002 it embarked on a £450m programme of investment in renewable energy, including the refurbishment of its hydroelectric power stations and the development of wind energy.

The Weir Group PLC is a UK listed engineering company founded in 1871. The Group specialises in the design, manufacture and service of high quality pumps, valves and controls, delivered with excellent technical and customer support.

Weir Services, one of the Weir Group's five divisions, is a leading provider of equipment maintenance, process support and asset management to customers in conventional power generation and renewable energy, oil and gas, water marine and general industry.

Contacts:

Scottish and Southern Energy: Alan Young / Denis Kerby

Corporate Communications

0870 900 0410

Weir Group Helen Walker

Group PR Manager

0141 308 3739

Mobile 07789 032296

END

Company website


Close

83107

View Announcement

status list 

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Scottish & Southern Energy PLC	Blocklisting Interim Review		15:58 17 Mar 03		

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Scottish and Southern Energy plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 1 September 2002 To 28 February 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

109,221

5. Number of shares issued / allotted under scheme during period:

84,094

6. Balance under scheme not yet issued / allotted at end of period

25,127

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

800,000 ordinary shares were listed on 30 August 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

859,331,703

Contact for queries

Name	Vincent Donnelly
Address	Inveralmond House, 200 Dunkeld Road, Perth, PH1 3AQ
Telephone	01738 455150

Person making the return

Name	Vincent Donnelly
Position	Company Secretary
Signature	

END



8314 ╤



London
STOCK EXCHANGE
RNS
The company news service from the London Stock Exchange
Help | London Stock Exchange Home

Last Refreshed At
16:01 Mon, Mar 17 2003
UK Time

View Announcement

status list 

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Scottish & Southern Energy PLC	Blocklisting Interim Review		16:00 17 Mar 03		

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Scottish and Southern Energy plc

2. Name of scheme

SAYE Sharesave Scheme

3. Period of return:

From 1 September 2002 To 28 February 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

806,919

5. Number of shares issued / allotted under scheme during period:

706,003

6. Balance under scheme not yet issued / allotted at end of period

100,916

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

800,000 ordinary shares were listed on 13 March 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

859,331,703

Contact for queries

Name	Vincent Donnelly
Address	Inveralmond House, 200 Dunkeld Road, Perth, PH1 3AQ
Telephone	01738 455150

Person making the return

Name	Vincent Donnelly
Position	Company Secretary
Signature	

END

---

status list 

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 552,000 of its ordinary shares on 13 March 2003 at a price of 595.2 pence per share.

END

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 110,000 of its ordinary shares on 12 March 2003 at a price of 584.1 pence per share.

END

.34 11 Mar RNS-REG-Scottish & Sthn.Engy <SSE.L> Purchase of Own Securities

RNS Number:6006I
Scottish & Southern Energy PLC
11 March 2003

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 200,000 of its ordinary shares on 11 March 2003 at a price of 604.5 pence per share.

END

END
POSBRGDXXXBGGXB

For related news, double click on one of the following codes:
[RNS] [ELG] [EUROPE] [WEU] [GB] [REG] [LEN]
[SSE.L\c]

For related price quotes, double click on one of the following codes:
<SSE.L>

Tuesday, 11 March 2003 17:34:23
RNS [nRNSK6006I]

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 200,000 of its ordinary shares on 10 March 2003 at a price of 608.7 pence per share.

END

17:08 07 Mar RNS-REG-Scottish & Sthn.Engy <SSE.L> Purchase of Own Securities

RNS Number:4823I
Scottish & Southern Energy PLC
07 March 2003

=> Alex please diary. V.

7 March 2003

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 200,000 of its ordinary shares on 7 March 2003 at a price of 604.8 pence per share.

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSBRGDXIGGGGXR

For related news, double click on one of the following codes:
[RNS] [ELG] [EUROPE] [WEU] [GB] [REG] [LEN]
[SSE.L\c]

For related price quotes, double click on one of the following codes:
<SSE.L>

Friday, 7 March 2003 17:08:45
RNS [nRNSG4823I]

Full Text Announcement



Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	14:38 5 Mar 2003
Number	3341I

Scottish and Southern Energy plc

Notification of Directors' Interests

On 4 March 2003 the Company was notified by the Trustees of the Scottish and Southern Energy Deferred Bonus Plan ("the Plan") that there were the following changes in directors' interests in the Company's ordinary shares ("the Shares") arising out of the operation of the Plan.

Awards of Shares under the Plan can be unconditionally released to participants following the third anniversary of grant ("the Maturity Date"). However, up to fifty per cent of these Shares can be called for before the Maturity Date, provided the participant undertakes to retain the Shares released (less such number sold to discharge the income tax liability on the Shares) until the Maturity Date.

The following executive directors elected to call for the Shares set out below. On 28 February 2003, sufficient Shares were sold at £6.16 in order to discharge income tax liabilities arising on their release from the Deferred Bonus Plan Trust ("the Trust"). The executive directors have undertaken to retain their remaining Shares until the relevant Maturity Date:

Executive director	Shares released from the Trust	Shares sold at £6.16 to satisfy the tax liability	Shares remaining
Ian Marchant	13,173	4,777	8,396
Alistair Phillips-Davies	5,213	1,891	3,322
Gregor Alexander	1,350	490	860

The Trustees have transferred the Shares to satisfy these entitlements out of the Trust.

As a result of the transactions referred to above the Trust holds a total of 311,898 Shares representing 0.036% of the Company's issued share capital and the executive directors are interested in the following Shares:

Executive director	Total holding following this notification	Total holding as a percentage of shares in issue
Ian Marchant	48,425	0.0056%
Alistair Phillips-Davies	8,267	0.00096%
Gregor Alexander	6,175	0.00072%

In addition, the executive directors are deemed for Companies Act purposes to be interested in all the Shares held by the Trust.

1529I
28/2/03

View Announcement

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Scottish & Southern Energy PLC	Director Shareholding		15:45 28 Feb 03		

Full Announcement Text

The Company was notified on 28 February 2003 by the Halifax, the provider of the all employee Scottish and Southern Energy plc Share Incentive Plan, that 35,050 ordinary shares in the Company were purchased on 28 February 2003 at a price of £6.28. These shares were allocated to participants of the plan at a price of £6.16.

The purchase was made pursuant to a regular standing order instruction with the Halifax for monthly purchases of shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
		0.000003%	13,170	0.0015%

Colin Hood	25			
Ian Marchant	25	0.000003%	40,029	0.0047%
David Sigsworth	25	0.000003%	51,843	0.0060%
Alistair Phillips-Davies	26	0.000003%	4,945	0.0006%
Gregor Alexander	25	0.000003%	5,315	0.0006%

END


status list